SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE SOUTHERN HEMISPHERE´S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES SECOND QUARTER 2005 CONSOLIDATED RESULTS OF TELESP CELULAR PARTICIPAÇÕES S.A.

São Paulo - Brazil, July 25, 2005 – Telesp Celular Participações S.A. (TCP) (BOVESPA: TSPP3 (ON = Common Shares) / TSPP4 (PN = Preferred Shares); NYSE: TCP), announced today its consolidated results for second quarter 2005 (2Q05). The Company´s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law. TCP controls: (i) 100% of the share capital of Telesp Celular S.A. (TC); (ii) 100% of the share capital of Global Telecom S.A. (GT); and (iii) 90.2% of the voting capital (51.4% of the total capital), excluding treasure shares, of Tele Centro Oeste Celular Participações S.A. (TCO).

Telesp Celular Participações (controlling shareholder of Tele Centro Oeste Participações S.A.), along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., make up the assets of the joint venture undertaken by Telefónica Móviles and Portugal Telecom that operates under the VIVO brand, Top of Mind on the Brazilian market. In June 2005, VIVO Group exceeded 28 million customers, thus keeping its market leadership

HIGHLIGHTS TCP 2Q05	• Strong competition and intense commercial activity during the 2Q05, with the campaigns for the Mother´s Day and Valentine´s Day.

•  TCP´s customer base grew 22.3% over 2Q04, recording 19,000 thousand customers.

•  In relation to 2Q04, the post-paid customers base increased by 7.9%, showing the result of campaigns for obtaining customers in this market segment.

•  Monthly churn at 1.5% in 2Q05, showing the results of customer retention campaigns, despite the strong competition.

•  ARPU blended of R$ 28.7 rose 1.8% in relation to 1Q05. Post-paid ARPU grew 5.5% in relation to 1Q05.

•  Post-paid MOU increased by 6.6%, with addition of 14 minutes compared to the 1Q05.

•  Sustained growth of data revenues , which increased by 44.4 % over last year, accounting for 6.4% of the net services revenue in 2Q05.

•  The qualified base for data services has already reached 89.5% in 2Q05.

•  Launching of VIVO Play 3G , service based on a 3 rd Generation technology that offers cellular access to multimedia contents, consolidating the absolute Leadership in innovative and diversity of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services, using the CDMA 1xEV-DO technology.

•  Accumulated EBITDA in 2005 of R$ 1,091.5 million, representing a margin of 30.1% in the first half of the year.

•  Net debt reduction in relation to 1Q05 with reduction in financial expenses of R$ 39.4 million in relation to 2Q04.

• Short-term debt reduced in 48.3%.

VIVO

VIVO celebrated two years of existence in April, which were marked by the largest community of customers in Brazil , bringing together innovation and the biggest CDMA coverage in the domestic territory. The adoption of the most advanced technology has made it possible for the company to offer several new products and innovations, such as the following services: VIVO Play 3G , VIVO Agenda , VIVO Localiza , Olho VIVO , state-of-the-art corporate solutions, interactive games such as VIVO em Ação , downloads of games, video and songs, in addition to the capability to watch goals in both the Brazilian and European soccer championships which are provided by VIVO on an exclusive basis.

Quality Policy

Among the strategic goals the implementation of the processes management resulted in the Company being awarded ISO 9001:2000 certification . Such policy is aligned with " Mission ": "To meet the customers' needs and make them loyal to the company as a result of the quality and innovation of our products and services, offered by committed and skilled professionals. To keep market leadership along with profitable growth, thus generating value to the shareholders and seeking permanent improvement of processes and results. To consolidate the Company's image, contributing to the development of our society."

Distribution Channels

On June 30, 2005, TCP had 204 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 5,455 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Technological Innovations

VIVO launched on the domestic market a new concept of service based on a 3rd Generation technology, which offers cellular access to multimedia contents – the VIVO Play 3G. The first application originated from such service is VIVO Player 3G, which allows the user to download and stream videos, songs and images at high data transmission speed, which reaches 2.4 Mbps in the cities of São Paulo, Rio de Janeiro and Curitiba. Through this service, VIVO customer will be able to access all multimedia contents, both for accessing information and for entertainment purposes. Among the services are TV, news, cartoons, video clips, film trailers, songs, Internet access, in addition to the possibility of taking pictures, filming and sending instantaneous images to another VIVO cellular phone or to an e-mail address.

The Group has also launched VIVO Moblog, a mobile multimedia diary in which customers are able to create a webpage with pictures, text, sound and video. Differently from usual Blogs, VIVO Moblog allows configuration not only through the web, but also through the cellular phone.

Basis for Presentation of Results

The partial Bill & Keep (B&K) system was implemented in July 2003, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

The 2005 and 2004 accumulated numbers correspond the values between January and June of the mentioned years.

Some information disclosed for 2Q04, 1Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

Operating Highlights of Telesp Celular Participações (TCP)

•  Continued market leadership as a result of the increase in the customer base by 22.3% over 2Q04, reaching 19,000 thousand customers, despite strong competition. It is important to also emphasize the conservative company's reckoning procedures.

•  In 2Q05, post-paid net additions increased by 165.7% over the same period of last year, reflecting once again the Company's successful commercial actions turned to this segment. Share of net additions in 2Q05 was 29.7%, therefore 11.2 p.p. up the previous quarter, in a strongly competitive environment.

•  SAC increased by 23.3% over 1Q05, as a result of strong competition on the market and reduction of the value of "entry barriers" in the period.

•  Churn recorded 1.5% in the quarter, with a drop of 0.1 p.p. in relation to 2Q04, remaining stable in relation to 1Q05, showing the success of campaigns adopted by the Company to promote customer loyalty, as for example, the points program, which offers discounts to customers for change of handsets.

•  The blended ARPU of R$ 28.7 recorded a 1.8 % increase in relation to 1Q05, basically due to the growth in the post-paid ARPU by 5.5%, reflecting the increase in the post-paid customer base and higher number of business days. The year-to-year variation recorded a drop arising out of the customer mix effect, drop in inbound ARPU due to among other factors the migration of the inbound traffic from fixed-mobile to mobile-mobile, in addition to the partial Bill & Keep effect and right planning programs (customer profile adequacy plans) effected in the post-paid service users base.

•  The post-paid MOU increased by 6.6% in relation to 1Q05, mainly due to the increase in the inbound and outgoing MOU of the post-paid customer base. The drop in the Total MOU is a result of the change occurred in the mix, having in mind that the prepaid MOU is impacted by the reduction in the fixed-mobile inbound traffic.

• The increase in operating efficiency can be measured by the productivity growth of 22.0% and of 8.8% in relation to 2Q04 and 1Q05, respectively, due to the Company's continuous search to obtain organizational and process synergies, integration and rationalization.

Net Services Revenue

The net services revenue grew 6.1% in relation to 1Q05, recording R$ 1,595.2 million in the quarter. Such growth is a consequence of the increase in the customer base and greater use of data services, despite the right planning effects and the fact that the increase in the VU-M became effective only in June and was not initially adopted by all fixed operators. In relation to the same period of last year, a growth of 3.3% was recorded, having in mind that the increase in the interconnection tariff influenced over the whole period.

It must be highlighted that "subscription and usage revenue" recorded a 3.2% increase over 2Q04, due to the increase in the total outgoing traffic, which was partially offset by a reduction in the inbound traffic revenue, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and the partial Bill & Keep effect.

Data revenues were up 44.4% in the year-to-year comparison, representing 6.4% of the net service revenues in 2Q05 (4.5% in 2Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base. The SMS accounted for 62.5% of data revenues in 2Q05. Average monthly number of SMS messages sent in the quarter was approximately 75 million.

The interactive game "VIVO em Ação 2" , which ended in May 2005, after the conclusion of 5 episodes, had the participation of more than 1.5 million registered players. The game has also accomplished its goals once it managed to keep users loyal as the plot developed and stimulated them to become acquainted with other VIVO services, such as Portal de Voz, Chat, Quiz, Cupido, Caixa Postal, Vivo Informa, etc.

Personnel Cost

In 2Q05, personnel cost recorded a decrease in relation to the previous quarter, due to the adequacy in the headcount. The increase recorded in such cost in the comparison of year-to-date totals for 2005 and 2004 is a consequence of the collective bargaining agreement, the investments in training and the incentive campaigns for the selling team.

Cost of Services Rendered

In 2Q05, the 8.0% increase in the cost of services rendered in relation to the previous quarter is a result of the growth in the interconnection cost, as a consequence of the increase in the customer base and in third parties' services also caused by the increase in the number of customers, introduction of new services and increase in the quality of client care. The variation recorded in "Fistel and other fees and contributions" in relation to 2Q04 arises out of equalization of TCO's accounting criteria to the other Group Companies.

Cost of Goods Sold

The cost of goods sold increased by 102.2% in relation to 1Q05, mainly due to a higher number of activated handsets (gross additions increased by 68%) and also due to the costs inherent to incentive for change of TDMA into CDMA terminals in TCO.

Selling Expenses

During 2Q05, the Company carried out several actions with the purpose of capturing new customers and also ensuring loyalty from its customer base, which actions are evidenced by a greater number of additions and stability of its Churn.

In 2Q05, selling expenses recorded a 60.2% increase over 1Q05, caused by an intense sales activity and consequent increase in expenses with third-party services, especially publicity and commissions.

In 2Q05, the provision for bad debtors (PDD) of R$ 88.5 million recorded a 67.3% increase in relation to 1Q05, representing 3.4% of the gross revenue (2.3% in 1Q05), partially caused by the growth in the customer base and the increase in the commercial activity in the 2Q05.

General and Administrative Expenses

General and administrative expenses recorded 31.4% decrease in relation to 2Q04. Such variation was due to the successful structural costs reduction program and to the high level of synergy achieved among the Group Companies. The increase in the variation over the previous quarter is due to increased commercial activity in 2Q05.

Other Operating Revenues / Expenses

The Company recorded an improvement in its income when compared to the same period of the previous year. In relation to 1Q05, the 24.0% drop (non-recurring) was caused by the increase in commercial discounts.

EBITDA

In the first six months of the year, the EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 1,091.5 million, with 30.1% margin.

Considering the strong commercial activity recorded in 2Q05 in order to face competition, the EBITDA recorded R$ 416.6 million, with margin of 21.4%.

Depreciation and Amortization

Depreciation and amortization expenses increase 2.2% in the 2Q05 in relation to 1Q05. In relation to 2Q04, the increase in the quarter was impacted by the amortization of the premium earned in the acquisition of Global Telecom. The amortization started in 2005, and is carried out in conformity with legal provisions.

Financial Revenues (Expenses)

TCP's net financial expense in 2Q05 increased by R$ 20.2 million when compared to 1Q05, specially due to the increase in the interest rate in the period (4.18% in 1Q05 and 4.56% in 2Q05).

In the comparison of 2Q05 in relation to 2Q04, TCP reduced its net financial expense by R$ 39.4 million due to the assessment of the Pis/Cofins tax on Interests on Own Capital carried out in 2Q04 and other financial revenues, in addition to the reduction in the spreads obtained upon the renewal of financial transactions.

Net Result	The loss for the period of R$ 278.5 million represented.

Indebtedness

On June 30, 2005, TCP's debts related to loans and financings amounted to R$ 4,879.5 million (R$ 5,215.1 million on March 31, 2005), 58.7% of which is denominated in foreign currency. The Company has signed derivative contracts (exchange hedge) in order to protect 100% its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 1,119.1 million) and by derivative assets and liabilities (R$ 406.9 million payable) resulting in a net debt of R$ 4,167.3 million, a 2.6% reduction in relation to March 2005 .

The seasonal disbursements in 1Q05 (handsets purchased for the 2004 Christmas' campaign and the Fistel Fee – TFF annually paid in March) allied to cash generation resulting from a better working capital management obtained in 2Q05, made possible the net debt reduction.

Short-term debt represented 33.3% of total debt on June 30, 2005. In relation to March 31, 2005, short-term debt was reduced by 48.3%. The main factor that made possible the short-term debt concentration reduction was the rescheduling, obtained through the issuance of Debentures, of the Promissory Notes issued in November 2004 by Telesp Celular Participações S.A., with maturity date in May 2005. On June 30, 2005, the net consolidated short-term debt totaled R$ 923 million, comfortably covered by cash generated by the company.

Capital Expenditures (Capex)

Capex effected in the quarter totaled R$ 290.9 million. The investments are basically due to the following factors: (i) more accelerated migration from TDMA to CDMA technology, thus following the competing operators, which have also migrated from TDMA; (ii) consolidation and rationalization of the information systems, especially billing, customer care , prepaid platform and SAP management systems; and (iii) continued quality and expansion of the coverage provided by the company in order to meet the growth of the customer base .

Operating Cashflow

The positive operating cash flow in any of the periods under examination evidences that TCP has generated funds from its operations that are sufficient to implement its capital expenditures program, recording R$ 125.7 million in the quarter and R$ 389.7 million in the semester.

Capital Market

In 2Q05, the value of TCP's common shares (ON) and preferred shares (PN) dropped 30.7% and 37.7%, respectively, while the Bovespa (São Paulo Stock Exchange) index dropped 5.9%. From April to June 2005, the Company's PN shares were traded in 100% of the trading sessions, with an average daily volume of R$ 12.4 million. By the end of 2Q05, ON and PN shares were traded at R$ 8.55 and R$ 9.94, respectively.

The price of TCP's level II ADRs dropped by 28.6% in the quarter, in face of a 2.2% decrease in the Dow Jones index. The average daily volume of transactions in the NYSE during 2Q05 was US$5.4 million. The closing price of TCP's ADRs in the quarter was US$ 4.27.

Reverse Stock Split

In June, the Company concluded the Reverse Stock Split operation in the proportion of two thousand and five hundred (2,500) shares for one (1) share of the respective type, as approved at a Special Meeting of Shareholders. After such operation, TCP shares started being traded at the São Paulo Stock Exchange on a per share price, rather than on a thousand shares price. Accordingly, the Company's capital stock is now divided into 633,025,410 registered, book-entry type shares, with no face value, of which 221,158,772 are common shares and 411,866,638 are preferred shares.

Capital Increase

On June 28, 2005, the Board of Directors of TCP approved an increase in the capital stock as a result of a corporate restructuring process, which was concluded at an AGE (Special Meeting of Shareholders) held on January 1, 2000, involving the company and its controlled and controlling companies. The amortization of the premium resulting from such corporate restructuring process resulted in a tax benefit of two hundred and forty-two million, five hundred and ninety-five thousand, one hundred and fifty-seven reais and six cents (R$ 242,595,157.06), of which R$ 120,850,877.93 refer to fiscal year 2004 and R$ 121,744,279.13 are credits remaining from previous fiscal years, with issuance of 29,298,932 new common shares, thus ensuring the preemptive right provided for, in article 171 of Law nº 6404/76. The funds arising out of eventual exercises of the preemptive right shall be credited to Portelcom Participações Ltda. . The issue price of eight reais and twenty-eight cents (R$ 8.28) per common share corresponds to 90% of the weighted average of the main market prices of the 30 trading sessions of Bovespa, in the period from May 16, 2005 to and including June 27, 2006. The period for exercise of the preemptive right is from June 29, 2005 until July 28, 2005.

Social Responsibility

•  In April, VIVO Institute entered into a formal 4-year partnership with National Iguaçu Park, located in Paraná State, through an agreement executed with the Brazilian Institute for Environment and Renewable Natural Resources (Ibama), which will contribute to the development of the Escola Parque (Park School), Escola de Educação Ambiental (Environmental Education School) of the IBAMA/National Iguaçu Park. Escola Parque provided assistance to some 24 thousand people last year.

•  The World Environment Day, in May, was celebrated by VIVO with activities in the whole country including debates, congresses, meetings, ludic activities and lectures. VIVO, being concerned with such a world trend, has provided varied programs in its regional branches compelling people to think about the importance of applying environmental management in the business world.

•  The MAM Education Project also started in May, having been developed by the Rio de Janeiro Modern Art Museum (MAM) with support by VIVO Institute. With MAM's educational actions, the objective will be to bring the art public closer, by means of "Guided Visits". The goal is to reach more than one thousand people monthly with the sponsorship of VIVO Institute, especially public school students.

•  The State of São Paulo Government, Ayrton Senna Institute and VIVO Institute have paid homage to school principals during the presentation of the results of the " Programa SuperAção Jovem " (Young SuperAction Program), developed by the Ayrton Senna Institute, in alliance with VIVO Institute. The meeting, promoted by the State Department of Education, which has conceived the Family School Program, gathered more than 2,400 school principals in the implementation of the "SuperAction" program.

Main Prizes, Awards and Events

•  VIVO was awarded the 2005 Top of Marketing prizes granted by the Brazilian Association for Sales and Marketing Officers – ADVB for the cases " Vivo Encontra: uma inovação exclusiva da Vivo " (Vivo Encontra: a Vivo's exclusive innovation) and " Vivo e Gisele Bundchen – o encontro da maior Top Model com a operadora Top do Brasil " (Vivo and Gisele Bundchen – the meeting between the greatest Top Model with the Brazilian Top operator).

•  VIVO was awarded the 2005 Consumidor Moderno Prize for Excellence in Customer Services granted by Consumidor Moderno magazine, which celebrated its 10 th anniversary, handing the Prize.

•  VIVO was selected among the best ten telecommunication operators of Latin America according to a study carried out by analysts from the following consulting firms: Yankee Group, Pyramid Research, Frost & Sullivan, Competitive Intelligence Unit and IDC and published by "Frecuencia Latinoamérica" magazine. The evaluating committee has taken into account the best performances in aspects such as corporate services, data services, service quality, technological innovation and profitability. In addition, the study has taken into consideration the performance of companies from all telecommunication categories, rather than only mobile telephone operators. The analysis rendered by the jury highlights VIVO in the data services category for the development brought with the CDMA 1x EVDO network; as well as because it is the Brazilian operator that is mostly committed with technological innovation as a strategy to consolidate its leadership in face of competition, with examples of services such as VIVO Agenda.

Operating Highlights of Telesp Celular (TC)

•  Continued market leadership as a result of the increase in the customer base by 14.5% over 2Q04, reaching 9,732 thousand customers, despite the strong competition in the cellular telephone market. It is important to also emphasize the conservative company's reckoning procedures.

•  Total net additions in the quarter had a strong increase in relation to 1Q05, reflecting the results commercial actions carried out by the Company, especially in the post-paid segment. The share of net additions in 2Q05 was 28.5%, or 24.2 p.p. above the share recorded in the previous quarter, in a strongly competitive environment.

•  SAC increased by 14.2% in relation to 1Q05, as a result of the strong competition recorded on the market with the Mother´s day and Valentine´s day campaigns and the reduction in the value of "barriers of entry" in the period.

•  The churn recorded for the quarter of 1.5% (a reduction of 0.2 p.p.) in relation to the previous quarter confirms the success of the commercial practices adopted to promote customer loyalty within a strongly competitive environment.

•  The blended ARPU of R$ 32.4 recorded a 3.2% increase in relation to 1Q05, basically due to the growth in the post-paid ARPU which recorded an increase of 9.2%, reflecting the increase in the post-paid customer base and a higher number of business days. Year-to-year variation is due to the customer mix effect, drop in inbound ARPU due to among other factors to the migration of the inbound traffic from fixed-mobile to mobile-mobile, in addition to the effects of the Bill & Keep and right planning programs (customer profile adequacy plans) in the post-paid service users base effects.

•  Total MOU increased by 7.0% in relation to 1Q05, mainly reflecting the increase in the inbound MOU of the post-paid customer base. Total MOU was impacted by the change in the mix.

• Improvement in operating productivity can be measured by the increase in 2Q05 of 6.9% and 4.8% in relation to 1Q05 and 2Q04, respectively, showing the efficiency gains earned by the operator.

Highlights of Global Telecom (GT)

•  Increase in the customer base by 30.7% over 2Q04 and by 5.2% over 1Q05, recording 2,783 thousand customers. Share of net additions in 2Q05 was 20.3%, in a strongly competitive environment. It is important to also emphasize the conservative company's reckoning procedures.

•  Better EBITDA and margin comparing the 2Q05 and 2Q04 and the accumulated of 2005 and 2004.

•  SAC increased by 12.4% in relation to 1Q05, due to increased pressure for subsidies, commissions and advertising, as a result of the strong competition and reduction in the value of "entry barriers" in the period.

•  Churn at 1.4%, almost stable in relation to the previous quarter, reflecting the Company's successful initiatives to promote customer loyalty in a strongly competitive environment with increasing pressure for obtaining new customers.

•  The blended ARPU of R$ 21.4 remained stable in relation to 1Q05. Year-to-year variation is due to the customer mix effect, drop in inbound ARPU due to among other factors, the migration of the inbound traffic from fixed-mobile to mobile-mobile, in addition to the Bill & Keep effect and short-term effects of the right planning programs (customer profile adequacy plans) effected in the post-paid service users base.

•  The post-paid MOU increased by 13.2% and 11.0% in relation to 1Q05 and 2Q04, respectively, as a result of the increase in the inbound MOU of the post-paid customer base and in the increase of the post-paid customer base. Total MOU was impacted by the change in the mix.

•  Improvement in operating productivity can be measured by the increase in 2Q05 of 12.0% and of 44.7% in relation to 1Q05 and 2Q04, respectively, showing the efficiency gains obtained by the operator.

Consolidated TCO's Operating Highlights

•  Continued market leadership as a result of the increase in the customer base by 32.3% in the last 12 months, despite strong competition in the cellular telephone market. It is important to also emphasize the conservative company's reckoning procedures.

•  Net additions totaled 438 thousand customers, a 36.7% share, keeping the leadership with a 49.0% market share in 2Q05, in a period of strong commercial activity within the cellular telephone market.

•  SAC increased by 38.6% in 2Q05 over 1Q05, as a result of the strong competition recorded in the period and the reduction in the value of "entry barriers" on a market with 4 operators.

•  The churn at 1.5% recorded a drop of 0.5 p.p. in relation to 2Q04, thus confirming the result of the commercial practices adopted by the company, as for example the offer of several plans to promote customer loyalty.

•  The blended ARPU of R$ 26.4 recorded a 0.8% reduction in relation to 1Q05, basically due to the growth in the post-paid ARPU by 4.8%, as well as an increase in the outgoing ARPU of the post-paid customer base. However, the year-to-year variation has shown a drop which is due to the customer mix effect, drop in inbound ARPU due to among other factors to the migration of the inbound traffic from fixed-mobile to mobile-mobile, in addition to the partial Bill & Keep effect and right planning programs (customer profile adequacy plans) effected in the post-paid service users base.

•  The post-paid MOU increased by 2.9% and 3.9% in relation to 2Q04 and 1Q05, respectively, caused by the increase in the post-paid incoming MOU. On the other hand, the total MOU was impacted by the changes in the customer mix, once the prepaid MOU is impacted by the reduction in the fixed-mobile inbound traffic.

•  The increase in the operation efficiency can be measured by the productivity increase of 48.1% and of 11.1% in relation to 2Q04 and 1Q05, respectively, due to the continuous search for obtaining organizational and process synergies, integration and efficiency.

CONFERENCE CALL – 2Q05 (in English)

Webcast : http://www.vivo.com.br/ir

Date: June 26, 2005 (Tuesday)

Time: 12:00 p.m. ( São Paulo time) and 11:00 am ( New York time)

Telephone Number : (+1 973) 409 9261

Conference Call Code : VIVO or 6277616

The conference call audio replay will be available at telephone number (+1 973) 341 3080 under conference call code: 6277616 or in our website .

VIVO – Investor Relations

Charles E. Allen Ana Beatriz Batalha Antonio Sergio M. Botega Carlos Alberto B. Lazar Janaina São Felicio	Mara Boaventura Dias Maria Ednéia Pinto Pedro Gomes de Souza

Telephone: +55 11 5105-1172 Email: ir@vivo.com.br Information available from the website: www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.

Current Capital (Short-term capital) = Current assets – Current liabilities.

Working capital = Current Capital – Net Debt.

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization .

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.

CSP – Carrier Selection Code.

SMP – Personal Mobile Services.

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected.

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users.

Blended ARPU – ARPU of the total customer base (contract + prepaid).

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).

Market share = Company's total number of customers / number of customers in its operating area.

Market share of net additions : participation of estimated net additions in the operating area.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area.

Productivity = number of customers / permanent employees.

Right planning programs – Customer profile adequacy plans SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

SAC – acquisition cost per customer = (70% marketing expenses + distribution network costs + handsets subsidy) / gross additions.

VC – Communication values per minute.

VC1 – Communication values for calls in the same area of the subscriber.

VC2 – Communication values for Calls posted outside the area code and inside the State.

VC3 – Communication values for Calls outside the State.

VU -M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.